Zentek's ZenGUARD™ Patent Application Allowed by the Canadian Patent Office

Guelph, ON - September 27, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property (IP) development and commercialization company, is pleased to announce that on September 16, 2022, it's Canadian patent application directed to its ZenGUARD™ technology, for use on personal protective equipment ("PPE"), and heating, ventilation, and air conditioning ("HVAC"), has been allowed by the Canadian Intellectual Property Office including all 54 claims made in the application. Zentek is now working with its IP counsel to map out the strategy to extend patent protection of its commercial rights in all global jurisdictions of interest.

"This is tremendous news for our company and shareholders," said Greg Fenton, CEO for Zentek. "Our team has worked diligently with our patent attorneys to map out a strong strategy to protect ZenGUARD™ and our other graphene-based technologies. By moving this technology from the lab all the way through to a patent and commercialization, this milestone validates the Zentek business model of being an intellectual property development and commercialization company. In two short years we have taken this game changing technology for the fight against Covid-19 and other airborne pathogens from a concept to a fully protected asset of the company."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Tyler Dunn
Tel: (306) 717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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